EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes, plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expense (including amortization of deferred financing costs, premiums, and discounts), amortization of capitalized expenses related to indebtedness, plus two-thirds of rental expense (this portion is considered to be representative of the interest factor), and are computed as follows:

	As of and for Year Ended December 31, (in thousands)
	2008		2007		2006		2005		2004
Earnings:
Pre-tax income (loss)	$(4,138)		$5,012		$(9,931)		$(3,475)		$3,989
Add:Fixed charges	29,410		30,546		34,387		23,863		20,890
Add:Amortization of capitalized interest	75		75		71		67		65
Less:Interest capitalized	—		(159)		(154)		(106)		(110)

Total Earnings	$25,347		$35,474		$24,373		$20,349		$24,834

Fixed Charges
Interest expense	$27,421		$28,412		$32,653		$22,838		$20,074
Interest capitalized	—		159		154		106		110
Estimated interest on rental expense	1,989		1,975		1,580		919		706

Total Fixed Charges	$29,410		$30,546		$34,387		$23,863		$20,890

Ratio of Earnings to Fixed Charges(1)	0.86	x	1.16	x	0.71	x	0.85	x	1.19	x

(1)                                 For the years ended December 31, 2008, 2006 and 2005, we had a deficiency of $4,063, $10,014 and $3,514, respectively, in earnings to fixed charges.